SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. ___)

Teltronics, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share
(Upon Conversion of Series C Preferred Stock)

(Title of Class of Securities)

879698306

(CUSIP Number)

Scott T. Mikuen, Esq.
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919
(321) 727-9100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 pages)

SCHEDULE 13D

(1)   Names of Reporting Person: Harris Corporation
       I.R.S. Identification No. of Above Person (entity only)   34-0276860

(2)   Check the Appropriate Box if a Member of a Group*   (a) [ ]
                                                                                     (b) [ ]

(3)   SEC Use Only

(4)   Source of Funds*
       SC

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization
       Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	1,454,545
	(8) Shared Voting Power	-0-
	(9) Sole Dispositive Power	1,454,545
	(10) Shared Dispositive Power	-0-

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       1,454,545

(12)   Check Box if Aggregate Amount in Row (11) Excludes Certain Shares*   [ ]

(13)   Percent of Class Represented by Amount in Row (11)
       21.6%

(14)   Type of Reporting Person*
       CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement on Schedule 13D is filed by Harris Corporation with respect to the common stock, $.001 par value, of Teltronics, Inc., a Delaware corporation.

The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as exhibits hereto, and incorporated herein by reference.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Teltronics, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 2150 Whitfield Industrial Way, Sarasota, Florida 34243.

Item 2. Identity and Background.

(a) This statement is filed by Harris Corporation, a Delaware corporation ("Harris").

(b) Harris' principal business address and the address of its principal executive offices is 1025 West NASA Boulevard, Melbourne, Florida 32919.

(c) Harris is an international company focused on communications equipment for voice, data and video applications. Harris structures its operations around two segments: the Government Communications segment and the Commercial Communications segment. The Government Communications segment designs, develops, and produces state-of-the-art communication, information processing and electronic systems for the defense, air traffic, aerospace, telecommunications, and law enforcement markets. The Commercial Communications segment produces a comprehensive line of communications equipment and systems and applications solutions for television and radio broadcast, radio-communication, wireless access and telecommunications.

Schedule I to this statement lists the name, present principal occupation or employment and address of, and other information with respect to, the directors and executive officers of Harris (collectively, the "Individuals").

(d) Neither Harris nor, to the best knowledge of Harris, any of the Individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Harris nor, to the best knowledge of Harris, any of the Individuals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Harris is a Delaware corporation, and each of the Individuals is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the restructuring of $13,196,801.23 of indebtedness owed by the Issuer to Harris including the extension of the maturity date of such indebtedness, the Issuer issued 40,000 shares of its Series C Preferred Stock (at a price of $100 for each share) to Harris, and also issued a promissory note to Harris in the principal amount of $9,196,801.23. The indebtedness was created in connection with the Issuer's purchase on June 30, 2000, of certain assets of the 20-20 Switching Product Line of Harris and related transition services.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The following descriptions are qualified in their entirety by reference to the full text of the agreements attached as Exhibits and incorporated by reference in response to this Item 4.

On March 27, 2002, the Issuer and Harris entered into a Master Restructuring Agreement (the "Master Restructuring Agreement") in order to restructure certain amounts owed by the Issuer to Harris. Pursuant to the Master Restructuring Agreement, the Issuer has (i) issued to Harris 40,000 shares of the Issuer's Series C Preferred Stock in consideration of the conversion of $4,000,000 of the indebtedness owed by the Issuer to Harris, and (ii) issued to Harris a secured promissory note in the principal amount of $9,196,801.23 (the "Note") which (a) amends, restates and consolidates amounts owed by the Issuer to Harris in respect of a previously existing promissory note issued in connection with the Issuer's purchase of the 20-20 Switching Product Line, additional invoices for items received by the Issuer from Harris in respect of transition services, and accrued and unpaid interest owed by the Issuer to Harris, (b) bears interest at a rate of 8% per annum and is payable in its entirety on or before May 1, 2006, and (c) is subject to certain required prepayments upon the Issuer's sale or issuance of debt securities, the sale or transfer by the Issuer of all, or substantially all, of its assets, or certain mergers, reorganizations or changes of control of the Issuer. This description of the Master Restructuring Agreement and the Note are qualified in its entirety by reference to the full text of the Master Restructuring Agreement, which is filed as Exhibit 1 hereto and the Note, which is filed as Exhibit 2 hereto, and which are incorporated by referenced in response to this item 4.

Concurrently with the execution and delivery of the Master Restructuring Agreement, the Issuer and Harris entered into a Loan Agreement (the "Loan Agreement"), pursuant to which Harris agreed to accept the Note as an amendment, restatement and consolidation of certain amounts owed by the Issuer to Harris. The Loan Agreement sets forth certain terms and provisions governing the Note, including certain Events of Default, and provides, among other things, (i) that the Issuer has the right to prepay the Note at any time, in whole or in part, without penalty or premium, and (ii) that the Issuer shall provide Harris with periodic financial statements and other reports regarding the Issuer's performance. This description of the Loan Agreement is qualified in its entirety by reference to the full text of the Loan Agreement which is filed as Exhibit 3 hereto and is incorporated by reference in response to this Item 4.

Concurrently with the execution and delivery of the Master Restructuring Agreement and the Loan Agreement, the Issuer and Harris entered into an Amended and Restated General Security Agreement (the "Security Agreement") securing the Issuer's payment of the Note. Pursuant to the Security Agreement, the Issuer's obligation to repay the Note is secured by all personal property of the Issuer, subject to certain Permitted Liens (as defined in the Security Agreement). This description of the Security Agreement is qualified in its entirety by reference to the full text of the Security Agreement which is filed as Exhibit 4 hereto and is incorporated by reference in response to this Item 4.

Harris has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions set forth herein.

Item 5. Interest in Securities of the Issuer.

Harris directly and beneficially owns 40,000 shares of the Series C Preferred Stock, which is convertible into 1,454,545 shares of Common Stock, which represents approximately 21.6% of the outstanding Common Stock of the Issuer on the date hereof. This percentage is calculated based upon 5,275,755 issued and outstanding shares of the Issuer's Common Stock (excluding the shares owned by Harris). Harris possesses sole voting and dispositive power over the shares beneficially owned by it. In no case will the

Series C Preferred Stock be converted by Harris into more than 19.9% of the total combined voting power of all classes of capital stock of the Issuer entitled to vote.

To the best knowledge of Harris, the Individuals do not have beneficial ownership of any securities of the Issuer.

Neither Harris nor, to the best knowledge of Harris, any of the Individuals has effected other transactions in the securities of the Issuer in the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

In connection with the execution of the Master Restructuring Agreement, Harris and the Issuer entered into a Registration Rights Agreement dated March 27, 2002 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, among other things, the Issuer granted Harris certain rights to have its shares of Common Stock registered under the Securities Act of 1933, as amended, and under applicable state securities laws.

This summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is incorporated as Exhibit 5 hereto and is incorporated by reference in response to this Item 6.

Except as described in Item 4 hereof or in this Item 6, neither Harris nor, to the best knowledge of Harris, any of the Individuals, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1   Master Restructuring Agreement, dated as of March 27, 2002 between the Issuer and Harris

Exhibit 2   Amended, Restated and Consolidated Secured Promissory Note, dated as of March 28, 2002, in the principal amount of $9,196,801.23.

Exhibit 3   Loan Agreement, dated as of March 27, 2002, between the Issuer and Harris.

Exhibit 4   Amended and Restated General Security Agreement, dated as of March 27, 2002, between the Issuer and Harris.

Exhibit 5   Registration Rights Agreement, dated as of March 27, 2002, between the Issuer and Harris.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2002


HARRIS CORPORATION


    By /s/ Richard L. Ballantyne
    _____
    Name: Richard L. Ballantyne
    Title: Vice President – General
            Counsel and Secretary

SCHEDULE I
Directors and Executive Officers of Harris

Name and Business Address	Position with Harris And Present Principal Occupation

DIRECTORS

Phillip W. Farmer* 1025 West NASA Blvd. Melbourne, FL 32919	Chairman, President and Chief Executive Officer, Harris Corporation
Thomas A. Dattilo 701 Lima Avenue Findlay, OH 45850	Director Chairman, President and Chief Executive Officer, Cooper Tire & Rubber Company
Alfred C. DeCrane, Jr. Two Greenwich Plaza Suite 300 Greenwich, CT 06836	Director Retired Chairman and Chief Executive Officer, Texaco Inc.
Ralph D. DeNunzio 375 Park Avenue Suite 2602 New York, NY 10152	Director President, Harbor Point Associates, Inc.
Joseph L. Dionne 198 North Wilton Road New Canaan, CT 06840	Director Retired Chairman and Chief Executive Officer, The McGraw-Hill Companies, Inc.
Lewis Hay III 700 Universe Boulevard Juno Beach, FL 33408-0420	Director Chairman, President and Chief Executive Officer, FPL Group, Inc.
Karen Katen 235 E. 42nd Street 15th Floor New York, NY 10017	Director President, Pfizer Global Pharmaceuticals; Pfizer, Inc.

_____
* Also an Executive Officer

Stephen P. Kaufman 25 Hub Drive Melville, NY 11747-3509	Director Chairman of the Board, Arrow Electronics, Inc.
David B. Rickard One CVS Drive Woonsocket, RI 02895	Director Executive Vice President and Chief Financial Officer, CVS Corporation
Gregory T. Swienton 3600 N.W. 82nd Street Miami, FL 33166	Director President and Chief Executive Officer, Ryder System, Inc.

OFFICERS

Bruce M. Allan Harris Broadcast Communications Div. 4393 Digital Way Mason, OH 45040	President, Broadcast Communications Division
Richard L. Ballantyne Harris Corporation 1025 West NASA Blvd. Melbourne, FL 32919	Vice President - General Counsel and Secretary
James L. Christie Harris Corporation 1025 West NASA Blvd. Melbourne, FL 32919	Vice President - Controller
Allen E. Dukes Harris Microwave Communications Div. 330 Twin Dolphin Drive Redwood Shores, CA 94065-1421	President, Microwave Communications Division
Nick E. Heldreth Harris Corporation 1025 West NASA Blvd. Melbourne, FL 32919	Vice President - Human Resources and Corporate Relations

Robert K. Henry   President, Government Communications
Harris Government   Systems Division
Communications
Systems Div.
2400 NE Palm Bay Road
Palm Bay, FL 32905

Gary L. McArthur   Vice President - Corporate Development
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL 32919

Chester A. Massari   President, RF Communications Division
Harris RF
Communications Div.
1680 University Avenue
Rochester, NY 14610

Daniel R. Pearson   President, Network Support Division
Harris Network Support Div.
1025 West NASA Blvd.
Melbourne, FL 32919

Bryan R. Roub   Senior Vice President and Chief
Harris Corporation   Financial Officer
1025 West NASA Blvd.
Melbourne, FL 32919

David S. Wasserman   Vice President - Treasurer
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL 32919

EXHIBIT LIST

Exhibit 1   Master Restructuring Agreement, dated as of March 27, 2002 between the Issuer and Harris

Exhibit 2   Amended, Restated and Consolidated Secured Promissory Note, dated as of March 28, 2002, in the principal amount of $9,196,801.23.

Exhibit 3   Loan Agreement, dated as of March 27, 2002, between the Issuer and Harris.

Exhibit 4   Amended and Restated General Security Agreement, dated as of March 27, 2002, between the Issuer and Harris.

Exhibit 5   Registration Rights Agreement, dated as of March 27, 2002, between the Issuer and Harris.